UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Entry into Definitive Material Agreement

On January 12, 2025, we entered into a securities purchase agreement with various investors (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, we agreed to issue (i) 4,256,400 of our common shares, (ii) 450,000 pre-funded warrants, each to acquire a common share, and (iii) 2,353,200 common warrants, each to acquire a common share (the “Private Placement”). The purchase price was US$1.25 for (i) one common share (or pre-funded warrant in lieu thereof) and (ii) half a common warrant for gross proceeds of US$5,883,000. Any investor participating in the Private Placement who would have received a common share that would have caused such investor’s beneficial ownership of our common shares to exceed 4.99% of our outstanding common shares after such issuance, received a pre-funded warrant in lieu of such common share.

Pursuant to the Securities Purchase Agreement, we have agreed that, subject to certain exceptions, (i) we will not issue, or enter into any agreement to issue or announce the issuance or proposed issuance of our common shares (or securities deemed equivalent to common shares) for a period of sixty days following the closing of the offering and that (ii) we will not enter into a variable rate transaction for a period of eighteen months following the closing of the offering provided, however, that the prohibition on variable rate transactions shall not apply to any such transaction undertaken through an at-the-market facility effected through a registered broker dealer sales agent. The Securities Purchase Agreement contains customary representations, warranties and agreements on our part, customary conditions to closing, indemnification obligations, other obligations of the parties, and termination provisions.

The remaining exercise price of each pre-funded warrant is CAD$0.001. The pre-funded warrants are immediately exercisable upon the payment of the outstanding exercise price and may be exercised at any time until all of the pre-funded warrants are exercised in full. The pre-funded are exercisable on a standard cashless basis. No portion of a pre-funded warrant may be exercised if such exercise causes the holder thereof to have a beneficial ownership of our common shares that exceeds 4.99% of our outstanding common shares after such issuance.

Each common warrant has an exercise price of US$1.50 per share, will be immediately exercisable and will have a term of exercise equal to five and one half years from the initial exercise date. The common warrants are exercisable on a standard cashless basis at anytime that a registration statement for the resale of the common shares underlying such common warrants is not effective or available for use. No portion of a common warrant may be exercised if such exercise causes the holder thereof to have a beneficial ownership of our common shares that exceeds 4.99% of our outstanding common shares after such issuance.

The Private Placement closed on January 16, 2025. Net proceeds from the Private Placement are approximately US$5.3 million, after deducting placement agent fees. We intend to use the net proceeds from this offering for working capital purposes. The issuance of the securities in the Private Placement was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Rule 506(b) of Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

In connection with the Private Placement, we entered into a registration rights agreement with the counterparties to the Securities Purchase Agreement on January 12, 2025 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, we have undertaken to register the common shares sold in the Private Placement and the common shares underlying the common warrants and the pre-funded warrants. We have agreed to file a registration statement with the U.S. Securities and Exchange Commission registering such securities within ten days of January 12, 2025 and to use our reasonable best efforts to have such registration statement be declared effective as promptly as possible after filing, but in any event no later than the 45th calendar day following the closing of the Private Placement (or, in the event of a “full review” by the U.S. Securities and Exchange Commission, the 60th calendar day following the closing of the Private Placement).

On January 12, 2025, we also entered into a placement agent agreement (the “Placement Agent Agreement”) with ThinkEquity LLC (the “Placement Agent”). Pursuant to the terms of the Placement Agent Agreement, the Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the securities in the Private Placement. We paid the Placement Agent (i) a cash fee of US$470,640, equal to 8.0% of the gross proceeds from the Private Placement, (ii) reimbursed the Placement Agent for US$125,000 of its expenses in connection with the Private Placement and have issued the Placement Agent and its assigns 235,320, placement agent warrants, an amount equal to 5% of the common shares and pre-funded warrants sold in the Private Placement. The Placement Agent Agreement contains customary representations, warranties and agreements on our part, customary conditions to closing, indemnification obligations for both us and the Placement Agent, including for liabilities under the Securities Act, other obligations of the parties, and termination provisions.

Each placement agent warrant is exercisable for one common share at an exercise price of US$1.50. The warrants are exercisable for five and one-half years from the date of issuance.

General

On January 13, 2025, we issued a press release entitled “Vision Marine Technologies Announces $5.8 Million Private Placement”. A copy thereof is attached as Exhibit 99.1 to this report.

On January 16, 2025, we issued a press release entitled “Vision Marine Technologies Announces Closing of Private Placement”. A copy thereof is attached as Exhibit 99.2 to this report.

The information contained in this Report on Form 6-K (excluding the press releases attached as Exhibit 99.1 and Exhibit 99.2) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893), Registration Statement on Form F-3 (File No. 333-274882) and Registration Statement on Form S-8 (File No. 333-264089).

Exhibit No.	Exhibit
4.1	Form of Common Warrant
4.2	Form of Pre-Funded Warrant
4.3	Form of Placement Agent Warrant
10.1	Securities Purchase Agreement, dated January 12, 2025, among the Company and various investors
10.2	Registration Rights Agreement, dated January 12, 2025, among the Company and various investors
10.3	Placement Agency Agreement, dated January 12, 2025, between the Company and ThinkEquity LLC
99.1	Press release, dated January 13, 2025, entitled “Vision Marine Technologies Announces $5.8 Million Private Placement”
99.2	Press release, dated January 16, 2025, entitled “Vision Marine Technologies Announces Closing of Private Placement”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: January 17, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer